新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LTD.

Your Ref: 82-1755
Our Ref: CSL/EL/WT/MKK/S20
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24 September 2004

04045129

RECEIVED
2004 SEP 28 A 9:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

BY COURIER

Dear Sirs

Sponsored ADR Program

We enclose a copy of the published press announcement in respect of our Final Dividend for the year ended 30 June 2004 in pursuance to Rule 12g 3-2(b) of the Securities Exchange Act of 1934, bringing your file on our company up to date.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

PROCESSED
SEP 28 2004
THOMSON
FINANCIAL

Ernest Lai
Company Secretary

9/28

Enc

Sun Hung Kai Properties Limited

2003/04 Annual Results

CHAIRMAN'S STATEMENT

I am pleased to present my report to the shareholders.

RESULTS

The Group's profit after taxation and minority interests for the year ended 30 June 2004 was HK$6,923 million, an increase of nine per cent compared with last year's profit of HK$6,370 million. Earnings per share for the year were HK$2.88, representing an increase of nine per cent compared with HK$2.65 per share for the previous year. Last year's net profit and earnings per share have been adjusted for deferred taxation.

DIVIDENDS

The directors have recommended the payment of a final dividend of HK$1.05 per share for the year ended 30 June 2004. Together with the interim dividend of HK$0.60 per share, the dividend for the full year will be HK$1.65 per share, up three per cent from last year's HK$1.60.

REVIEW

Property Sales

The year's turnover from property sales as recorded in the accounts was HK$10,004 million, as compared with HK$12,543 million last year.

The Group sold and pre-sold an attributable HK$15,592 million worth of properties in Hong Kong during the year, a 28 per cent increase from last year. Major projects sold during the year included YOHO Town Phase 1 in Yuen Long, Park Island Phase 3 on Ma Wan, Sham Wan Towers in Island South, 8 Waterloo Road in Kowloon, BeneVille in Tuen Mun and The Pacifica in Cheung Sha Wan.

A total of seven projects were completed during the year containing 3.5 million square feet of attributable gross floor area. The vast majority of the space is residential, and about 92 per cent of it has been sold.

Project	**Location**	**Usage**	**Group's Interest** (%)	**Attributable Gross Floor Area** (square feet)
YOHO Town Phase 1	8 Yuen Lung Street Yuen Long	Residential	100	1,180,000
Liberté	833 Lai Chi Kok Road Cheung Sha Wan	Residential / Shopping centre	35.44	562,000
Sham Wan Towers	3 Ap Lei Chau Drive Ap Lei Chau	Residential / Shopping centre	100	470,000
BeneVille	18 Tuen Kwai Road Tuen Mun	Residential	100	371,000
8 Waterloo Road	8 Waterloo Road Kowloon	Residential	Joint venture	344,000
Vianni Cove	33 Tin Kwai Road Tin Shui Wai	Residential	40	321,000
Ocean Shores Phase 3B	88 O King Road, Tseung Kwan O	Residential	49	284,000
Total				**3,532,000**

Land Bank

The Group's total land bank in Hong Kong was 42.8 million square feet as at 30 June 2004, comprising 22.3 million square feet of properties under development and 20.5 million square feet of completed investment properties.

The year under review saw the Group add a hotel site in Ting Kau with 310,000 square feet of gross floor area to its land bank, and it acquired a 50 per cent stake in the residential development at KIL 11076, with 793,000 square feet of attributable gross floor area. The Group took advantage of positive conditions in the residential market and agreed on land conversion premiums with the government for three sites encompassing nearly three million square feet of combined gross floor area: Tin Ping Shan in Sheung Shui, To Fung Shan in Shatin and Yuen Long Town Lot 504.

The Group also holds more than 21 million square feet of agricultural land in terms of site area. The majority of this is in the process of land use conversion and the sites are mainly along existing or planned railways in the New Territories. The Group will continue replenishing its residential development land bank through various means when appropriate opportunities arise, with an emphasis on land use conversion.

Property Development

Hong Kong's residential property market has performed well so far this year. Transaction volume remained high and prices increased by more than 20 per cent in 2004. Overall residential prices are still very attractive and affordable, at 55 per cent below the peak of 1997. Market sentiment remained positive, as evidenced by encouraging results from public land tenders and government land auctions.

Homebuyers were more diverse as investors and upgraders returned to the market. Recent modifications to tenancy law should also encourage more investment in property for rental.

Continued close monitoring of the changing market helps the Group to ensure that it offers the right products. The Group currently offers a wide range of flat sizes with an emphasis on small and medium units, but more large and high-end units will be included in selected future developments. The Group has built a leading market position and a strong brand name, which allows for premium pricing and further enhances development margins. It also adds value by offering buyers ideal homes with stylish architecture, better layouts, high-quality finishes and comprehensive clubhouse facilities.

The Group expects to complete five million square feet of gross floor area in the 2004/05 financial year, of which 3.1 million square feet will be residential. Details are as follows:

	Attributable Gross Floor Area (million square feet)				
	Residential	**Shopping Centre**	**Office**	**Hotel**	**Total**
For Sale	3.1	0.0	0.0	0.0	3.1
For Investment	0.0	0.7	0.7	0.5	1.9
Year Total	**3.1**	**0.7**	**0.7**	**0.5**	**5.0**

Property Investment

Gross rental income for the year, including the Group's share of joint-venture investment properties, was HK$5,461 million. This compares to HK$5,628 million for the previous year. Net rental income fell by about two per cent to HK$3,998 million, but a recent upsurge in leasing activity produced a satisfactory performance in the Group's rental portfolio, which was 95 per cent let.

The Group's income from retail rentals was more resilient than the rest of the portfolio. Its shopping malls saw increased pedestrian flows and higher business turnover for tenants, particularly for malls in areas popular with Mainland visitors. The Group also staged promotions in major Chinese cities for its Hong Kong shopping malls to tap the growing influx of Mainland visitors. Retail rents were higher, in a trend that looks likely to continue.

New demand for office space has emerged in certain industries, accompanied by modest rent increases overall and better results from high-quality buildings in prime locations. Hong Kong's status as an international financial centre, more business opportunities arising from CEPA and the new policy of facilitating investments in Hong Kong by Mainland companies should underpin solid demand for premium Hong Kong office space over the medium to long term.

Rents for luxury residential properties and serviced suites have also risen of late. The serviced suites at Four Seasons Place in IFC are set to open in mid 2005. The Group's Signature Homes luxury residential leasing arm will further enhance its personalized service to make the Group's high-end developments more attractive to tenants.

Two IFC is now the most prestigious office tower in Hong Kong, commanding a rental premium in the market. IFC Mall has become the new shopping and entertainment destination in Central. More renowned restaurants and shops are set to open in coming months, which will offer IFC Mall shoppers additional attractions and convenience. Both Two IFC and IFC Mall are over 90 per cent let.

New investment properties under development will drive growth in the Group's rental income. Millennium City Phase 5 will include the 600,000 square-foot APM mall that is destined to become the Group's new retail magnet in Kowloon East. The mall and tenant mix have been designed to offer consumers an all-new shopping and entertainment experience. APM will open in early 2005, and commitments have already been received for 85 per cent of the space. Phase 5 also includes about 700,000 square feet of office space. The Group's original plan was to keep all of this for rent, but it later sold 407,000 square feet to a major local bank for its own use. The remaining space will be retained as a long-term investment and pre-leasing is progressing well.

Kowloon Station Development Packages 5, 6 & 7 will include residential, office, retail and hotel space in Hong Kong's future cultural and entertainment hub. The project will feature an ultra-modern tower incorporating the finest architecture and latest technology, which will be the tallest in Hong Kong upon completion in 2008. The project will also include approximately one million square feet of high-end residences for sale.

Hotels

The number of visitors arriving in the territory grew remarkably during the year, due mainly to the Central Government's lifting of restrictions on individual Mainland travellers. New tourist attractions slated for completion in the next several years, like Disneyland and the Tung Chung cable car, should fuel additional growth in Hong Kong's tourism sector.

An improved climate set the scene for an impressive showing by the Group's hotels during the year, with average occupancy above 90 per cent and room rates higher than pre-SARS levels. The new Four Seasons hotel complex at IFC is scheduled to open in mid 2005. The Group's Kowloon Station development will have two world-class hotels, including one operated by the W Hotels group scheduled to open in 2008. All the Group's hotels are expected to take advantage of the business opportunities that Hong Kong's status as a centre of business and tourism brings.

Telecommunications and Information Technology

SmarTone

SmarTone posted another encouraging performance for the year. Net profit rose by 23 per cent to HK$466 million, mainly due to a recovery in roaming revenue, increased use of multimedia service and improved operational efficiency. SmarTone's commitment to high-quality customer service and network performance has driven growth in its customer base over the years, while its attractive data and multimedia services have found favour with more high-value business users.

The company plans to introduce its 3G service commercially in the fourth quarter of 2004, with a seamless 2G/3G handover and territory-wide coverage. The Group is confident about SmarTone's future growth, given its seasoned management, sound business strategy and financial strength, and it will continue to hold SmarTone as a long-term investment.

SUNeVision

SUNeVision reported its first full-year net profit since listing, amounting to HK$108 million. Its financial position remains strong with approximately HK$1,300 million in cash and interest-bearing securities on hand. iAdvantage data centres continue to offer customers more value-added services, and the division has signed up prestigious new clients to build on its solid subscriber base for future growth. SUNeVision is well positioned to sustain its profitability in the future.

Transportation and Infrastructure

Kowloon Motor Bus

The MTR's Tseung Kwan O extension and SARS led to fewer passengers travelling with Kowloon Motor Bus (KMB) and a corresponding decline in revenue in 2003, but continuous cost-control measures and service improvements helped retain customers, attract new riders and mitigate the impact.

KMB will keep upgrading its fleet. The company is committed to operating in an environmentally-friendly manner and maintaining the highest safety standards. KMB's bus and transportation investments on the Mainland are progressing well, and the diversification of its core business on the Mainland will provide new growth opportunities over the long term. Media sales by RoadShow, KMB's listed subsidiary, are expected to improve with the economic recovery and the company's planned expansion on the Mainland.

Infrastructure

The Wilson Group reported satisfactory results as the local economic recovery continued. Route 3 (Country Park Section) saw traffic volume remain steady throughout the year. The Airport Freight Forwarding Centre continued to do well, while the River Trade Terminal is operating smoothly. Construction of the two berths at Container Terminal 9 is finished and the completed berths have been swapped for two at Container Terminal 8. All these infrastructure projects are in Hong Kong and are expected to generate steady cash flows and returns over the long term.

Mainland Business

The Mainland economy continued to grow during the year and the Group's Mainland projects have been operating smoothly, posting satisfactory results for the year under review.

The Group's new project in Shanghai's Lujiazui finance and trade zone will be an integrated 4.5 million square-foot complex including first-class office space, hotels and a shopping mall. Construction will proceed in phases and completion of the entire project is expected by 2011.

Shanghai Central Plaza turned in an encouraging result, achieving full occupancy in the office and retail space, plus higher rents. The mix of tenants and trades in Beijing's Sun Dong An Plaza will be realigned to meet changing customer needs, particularly in anticipation of the 2008 Olympic Games.

Corporate Finance

The Group has always followed a prudent financial management policy, maintaining low gearing and high liquidity, and its financial position remains strong. Its net debt to shareholders' funds ratio was 9.4 per cent as at 30 June 2004, amid constant inflows of cash from recurrent rental income and strong property sales, as well as an upward revaluation of its investment properties.

The Group has ample committed, undrawn facilities for future expansion. It will continue to procure adequate standby funding from various sources. The anticipated gradual rise in interest rates should not have a significant impact on the Group's financial position, given its low gearing.

Following the objective of lengthening its debt-maturity profile, the Group secured self-arranged, dual-tranche, fully-revolving syndicated facilities for HK$5,500 million at competitive financing costs in March 2004, with tenors of five and seven years. All the Group's credit facilities are unsecured. The Group has not taken any speculative positions on derivatives, and almost all of its financing is denominated in Hong Kong dollars so its exposure to foreign exchange risk is negligible.

Customer Service

Premium customer care is part of the Group's formula for success, and it continues to look for new ways of maximizing customer satisfaction. The Group constantly works to provide ever-better service in every aspect of its operations. Its two member property management subsidiaries offer residents carefree living, and they consistently win awards from various organizations for first-class management service.

The SHKP Club has over 190,000 members and serves as an efficient channel for two-way communication. The Club and other initiatives like senior executives making personal home visits to flat buyers enable the Group to stay current with people's expectations of quality service.

Corporate Governance

High standards of corporate governance have always been an integral part of the Group's management philosophy. The Group has made substantial efforts to strengthen its corporate governance practices throughout the years. The Group has an Audit Committee to ensure proper reporting and adequate internal controls, with a majority of the committee members being independent non-executive directors. Other measures to safeguard shareholders' interests include the Group's effective board of directors and the prompt disclosure of relevant information to shareholders.

The Group's management and standard of corporate governance have won international recognition. FinanceAsia magazine named the Group Asia's Best Property Company in 2004, for the second consecutive year. The Group was also named Hong Kong's Best Property Developer for corporate governance by Euromoney magazine in 2003.

Corporate Citizenship

Positive involvement in the community is an integral part of the Group's corporate culture. It contributes to a broad range of charities and participates in various social programmes designed to help the less fortunate in society and promote education at all levels. The Group values its staff highly and puts considerable effort into training and development. Regular seminars are held to ensure that staff have the professional skills and knowledge they need.

The Group promotes environmental protection in every aspect of its operations, from incorporating environmentally-friendly architectural features and construction materials in new projects, to creating green living environments and practising conservation to save valuable natural resources in the developments it manages. These efforts have received widespread recognition and praise from a variety of organizations.

PROSPECTS

The global economy is likely to show resilience despite increased oil prices. Monetary conditions will remain relatively accommodative, even though interest rates are rising modestly in the US.

Current Mainland moves to selectively rein in the economy will be good for sustainable growth and stability over the longer term, and should help to lay a solid foundation for the next stage of development. This will also provide a stable economic environment for Hong Kong. Favourable Central Government policy initiatives like CEPA, the Individual Visit Scheme and the new policy of facilitating investment in Hong Kong by Mainland companies will sustain growth in the local economy.

Higher employment and a return to mild inflation as the local economy keeps expanding should underpin homebuyers' confidence. Record low mortgage interest rates, very affordable prices and attractive financing packages like the Hong Kong Mortgage Corporation's 95 per cent mortgage insurance scheme will continue to encourage home ownership. These factors and a decline in the future supply of new units will have a positive effect on the Hong Kong residential market over the next few years.

The Group will sustain a high volume of residential completions for sale in the next few years. It will also add to its land bank through various means, particularly by converting agricultural land to residential use. The Group's many strengths, like its well-established brand name for quality and service, are expected to translate into higher profit margins and development returns.

Better performance is expected from the Group's rental portfolio in the next few years. New landmark investment projects like Two IFC and the APM shopping mall will provide additional contributions to rental income. The Group will build new landmark projects to boost recurrent income further, and at the same time, it will enhance asset turnover by selectively disposing of non-core rental properties as and when appropriate.

Major residential projects to go on pre-sale in the next nine months include Chelsea Court in Tsuen Wan, The Victory Arch at Kowloon Station, the Ting Ping Shan project in Sheung Shui and Severn 8 on the Peak. Proceeds from the upcoming pre-sales and continuous rental income will make ongoing contributions to the Group's healthy financial position.

The Group's sizeable, low-cost residential land bank provides a solid foundation for business growth. The successful completion and leasing of IFC will be followed by the Group's next milestone project on Kowloon Station Development Packages 5, 6 & 7. The Group has pre-sold about 40 per cent of the residential projects scheduled for completion in the coming financial year. It is well positioned to take advantage of the recovery in property prices with its strategy of maintaining a high production volume of residential units for sale. With positive prospects for the property market and a significant improvement in development profit margins anticipated, the Group's results for the coming year will, barring unforeseen circumstances, be encouraging.

APPRECIATION

Executive Director Victor So Hing-woh resigned from the board in July 2004. He made a valuable contribution to the Group's development during his service.

Finally, I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to all the staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 23 September 2004

ANNOUNCEMENT

The Board of Directors of Sun Hung Kai Properties Limited announces the following audited consolidated figures for the Group for the year ended 30th June, 2004 with comparative figures for 2003:-

	Note	2004 *HK$ Million*	2003 *HK$ Million* (Restated)
Turnover	2(a)	**21,764**	22,945
Cost of sales and operating expenses		**(12,976)**	(14,399)
Gross profit		**8,788**	8,546
Other revenue		**633**	332
Selling and marketing expenses		**(829)**	(674)
Administrative expenses		**(1,007)**	(944)
Profit from operations before impairment of properties	2(a)	**7,585**	7,260
Impairment of properties	3	**-**	(1,229)
Profit from operations		**7,585**	6,031
Finance costs		**(213)**	(327)
Finance income		**41**	102
Net finance costs	4	**(172)**	(225)
Profit on disposal of long-term investments less impairment	5	**100**	96
Share of profits less losses of associates		**438**	509
Share of profits less losses of jointly controlled entities		**534**	1,078
	2(b)	**972**	1,587
Profit before taxation	2(c) & 6	**8,485**	7,489
Taxation	7	**(1,285)**	(1,133)
Profit after taxation		**7,200**	6,356
Minority interests		**(277)**	14
Profit attributable to shareholders		**6,923**	6,370
Dividends			
Interim dividend paid at $0.60 (2003: $0.60) per share		**1,441**	1,441
Final dividend proposed at $1.05 (2003: $1.00) per share		**2,521**	2,401
		3,962	3,842
		HK$	HK$
Earnings per share	8		
Basic		**$2.88**	$2.65
Diluted		**$2.88**	N/A

Notes :

1. **Adoption of Statement of Accounting Practice 12 (Revised) "Income Taxes"**

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallize in the foreseeable future. Deferred tax assets were not recognized unless their realization was assured beyond reasonable doubt.

In the current year, the Group has adopted the revised SSAP 12 "Income Taxes" to account for deferred tax. In accordance with the revised SSAP 12, deferred tax liabilities are provided in full, using the liability method, on all temporary differences between the carrying amount of assets and liabilities in the balance sheet and their tax bases used in the computation of taxable profits, while deferred tax assets are recognized to the extent that it is probable that the future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilized.

The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively and the comparative figures have been restated accordingly. In adjusting prior year figures, the opening retained profits and property revaluation reserves as at 1st July 2003 have been reduced by HK$1,002 million and HK$68 million (2002: HK$788 million and HK$56 million) respectively which represented the net deferred tax liabilities for subsidiaries, jointly controlled entities and associates that should be provided for under the revised accounting policy. This change in accounting policy has resulted in a decrease of HK$86 million and HK$214 million in the Group's profit attributable to shareholders for the year ended 30th June 2004 and 30th June 2003 respectively.

2. **Segment Results**
(a) The Company and its subsidiaries

The Group's turnover and contribution to profit from operations before finance costs by business segments are analysed as follows:

	Turnover		Profit from Operations before Finance Costs	
	2004	2003	**2004**	2003
	HK$ Million	*HK$ Million*	***HK$ Million***	*HK$ Million*
Property				
Property sales	**10,004**	12,543	**2,401**	2,769
Rental income	**4,978**	5,175	**3,729**	3,857
	14,982	17,718	**6,130**	6,626
Hotel operation	**597**	510	**227**	154
Telecommunications	**3,367**	1,095	**492**	120
Other businesses	**2,818**	3,622	**595**	530
	21,764	22,945	**7,444**	7,430
Other revenue			**633**	332
Unallocated administrative expenses			**(492)**	(502)
Profit from operations before impairment of properties			**7,585**	7,260
Impairment of properties			**-**	(1,229)
Profit from operations			**7,585**	6,031

Other business activities comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, internet infrastructure and enabling services.

Other revenue includes mainly investment income from bonds and other investments.

Less than ten per cent of the operations of the Group in terms of turnover and operating results were carried on outside Hong Kong.

(b) Associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments is analysed as follows:

	Share of Profits less Losses before Taxation	
	2004	2003
	HK$ Million	*HK$ Million*
Property		
Property sales	**354**	925
Rental income	**269**	243
	623	1,168
Telecommunications	**-**	78
Other businesses	**518**	590
Profit from operations	**1,141**	1,836
Finance costs	**(169)**	(249)
Profit before taxation	**972**	1,587

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit	
	2004	2003
	HK$ Million	*HK$ Million*
Property		
Property sales	**2,755**	3,694
Rental income	**3,998**	4,100
	6,753	7,794
Hotel operation	**227**	154
Telecommunications	**492**	198
Other businesses	**1,113**	1,120
Other revenue	**633**	332
Unallocated administrative expenses	**(492)**	(502)
Impairment of properties	**-**	(1,229)
Net finance costs – Group	**(172)**	(225)
– Associates and jointly controlled entities	**(169)**	(249)
Profit on disposal of long-term investments less impairment	**100**	96
Profit before taxation	**8,485**	7,489

3. Impairment of properties

The impairment made in the previous year represented the diminution in value of interest in property development projects of the Group and jointly controlled entities in the aggregate sum of HK$1,106 million and an impairment of HK$123 million made by SUNeVision Holdings Ltd., the Group's subsidiary, for revaluation deficit on its properties operating as internet data centres.

4. Net finance costs

	2004 *HK$ Million*	2003 *HK$ Million*
Interest expenses on		
Bank loans and overdrafts	**205**	398
Other loans wholly repayable within five years	**65**	104
Other loans not wholly repayable within five years	**29**	58
	299	560
Less : Portion capitalized	**(86)**	(233)
	213	327
Interest income on bank deposits	**(41)**	(102)
	172	225

Interest is capitalized at an average annual rate of approximately 1.1 per cent (2003: 2.1 per cent).

5. Profit on disposal of long-term investments less impairment

	2004 *HK$ Million*	2003 *HK$ Million*
Profit on disposal of interests in jointly controlled entities	**-**	305
Profit on disposal of long-term investments	**156**	43
Impairment of long-term investments	**(56)**	(252)
	100	96

6. Profit before taxation

Profit before taxation is arrived at	**2004** *HK$ Million*	2003 *HK$ Million*
after charging:		
Cost of properties sold	**7,060**	9,156
Cost of other inventories sold	**849**	204
Loss on disposal of marketable securities	**-**	9
Net holding loss on marketable securities	**-**	12
Depreciation	**616**	362
Impairment of goodwill	**17**	19
Staff costs (including directors' emoluments and retirement schemes contributions)	**2,039**	1,884
Auditors' remuneration	**8**	8

and crediting:

Negative goodwill released	-	19
Dividend income from:		
listed investments	**45**	11
unlisted investments	**51**	17
Interest income from:		
listed debt securities	**273**	218
unlisted debt securities	**90**	29
Profit on disposal of marketable securities	**33**	-
Net holding gain on marketable securities	**4**	-

7. Taxation

	2004	2003
	HK$ Million	*HK$ Million*
		(Restated)
Company and subsidiaries		
Current taxation		
Hong Kong profits tax	**1,032**	854
Under/(over) provision in prior years	**19**	(10)
	1,051	844
China income tax	**5**	-
	1,056	844
Deferred taxation		
Origination and reversal of temporary differences	**53**	104
Effect of change in tax rate	-	67
	53	171
	1,109	1,015
Share of taxation		
Associates	**94**	65
Jointly controlled entities	**82**	53
	1,285	1,133

Hong Kong profits tax is provided at the rate of 17.5 per cent (2003: 17.5 per cent) based on the estimated assessable profits for the year.

8. Earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$6,923 million (2003 (restated): HK$6,370 million).

The basic earnings per share is based on the weighted average number of shares in issue during the year of 2,400,917,592 (2003: 2,400,907,362). The diluted earnings per share is based on 2,400,961,425 shares which is the weighted average number of shares in issue during the year plus the weighted average number of 43,833 shares deemed to be issued at no consideration if all outstanding options had been exercised.

No diluted earnings per share was presented for the year ended 30th June 2003 as there were no potentially dilutive shares outstanding.

The adjustment to comparative basic earnings per share, arising from the change in accounting policy shown in note 1 above, is as follows:

Reconciliation of 2003 basic earnings per share:

	HK$
Reported figure before adjustments	2.74
Adjustments arising from the adoption of the revised SSAP 12	(0.09)
Restated	2.65

FINANCIAL REVIEW

Financial Resources and Liquidity

(a) Net debt and gearing

The Group has a large capital base, with shareholders' funds as at 30th June 2004 totalling HK$135,239 million against HK$120,651 million at the previous year end. The increase was mainly attributable to the upward revaluation of HK$11,864 million of the Group's investment property portfolio.

The Group's financial position remains strong with a lower debt leverage and higher interest cover compared to the previous year. Gearing ratio as at 30th June 2004, calculated on the basis of net debt to shareholders' funds, reduced to 9.4% from 10.9% at 30th June 2003. Interest cover, measured by the ratio of profit from operations to total net interest expenses including those capitalized, increased significantly to 29.4 times from 13.2 times for the previous year.

As at 30th June 2004, the Group's gross borrowings totalled HK$19,948 million. Net debt, after deducting cash and bank deposits of HK$7,207 million, amounted to HK$12,741 million. The maturity profile of the Group's gross borrowings is set out as follows :

	30th June 2004 ***HK$ Million***	30th June 2003 *HK$ Million*
Repayable :		
Within one year	**1,078**	934
After one year but within two years	**3,224**	1,745
After two years but within five years	**11,012**	6,914
After five years	**4,634**	12,534
Total borrowings	**19,948**	22,127
Cash and bank deposits	**7,207**	8,891
Net debt	**12,741**	13,236

The Group has also secured substantial committed and undrawn banking facilities, all of which are unsecured and mostly arranged on a medium to long term basis, which will help minimize the refinancing risk of its debts and provide the Group with strong financing flexibility.

With ample committed banking facilities in place, continuous cash inflow from property sales and a solid base of recurrent income, the Group will have adequate financial resources for its capital and operational requirements.

(b) Treasury policies

All the Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 30th June 2004, about 97% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 3% through operating subsidiaries.

The Group has no significant exposure to foreign exchange risk given its large asset base and operational cash flow primarily denominated in Hong Kong dollars. As at 30th June 2004, about 94% of the Group's borrowings were denominated in Hong Kong dollars, with the balance in US dollars mainly for the purpose of funding property projects in the Mainland.

The Group's borrowings are principally arranged on a floating rate basis in view of the present low interest rate environment. For the fixed rate notes issued by the Group, interest rate swaps have been used to convert them into floating rate debts. The use of financial derivative instruments is strictly controlled and solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group's policy not to enter into derivative transactions for speculative purposes.

As at 30th June 2004, the Group had outstanding interest rate swaps (to swap into floating rate debts) in the aggregate amount of HK$2,450 million and a currency swap (to hedge principal repayment of USD debt) in the amount of HK$234 million.

Charge of assets

As at 30th June 2004, certain bank deposits of the Group's subsidiary, SmarTone, in the aggregate amount of HK$326 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks.

Contingent liabilities

As at 30th June 2004, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$4,857 million (2003 : HK$4,021 million).

EMPLOYEES AND SHARE OPTION SCHEME

As of 30th June 2004, the Group had about 21,100 employees. Employees receive competitive remuneration packages that are constantly monitored in relation to the market, with incentives such as discretionary bonuses and other merit payments to reward employees based on individual performance. The Group provides a comprehensive benefit package and career development opportunities, including retirement schemes, medical benefits, and both internal and external training appropriate to each individual's requirements.

The Company has a share option scheme under which the Company may grant options to eligible employees to subscribe for shares in the Company. As at 30th June 2004, the number of shares in respect of which options had been granted and remained outstanding was 2,760,000. During the financial year, options were exercised to subscribe for 24,000 shares in the Company at the exercised price of HK$70.00. The market value per share on the exercise date was HK$78.50. No share options were granted during the year ended 30th June 2004.

DIVIDEND

The Directors have decided to recommend the payment of a final dividend of HK$1.05 per share in respect of the year ended 30th June, 2004. The proposed final dividend, together with interim dividend of HK$0.60 per share paid on 6th April, 2004, will make a total distribution of HK$1.65 per share for the year. The proposed final dividend, if approved at the forthcoming Annual General Meeting, will be payable in cash on 10th December, 2004 to the shareholders on the Register of Members as at 9th December, 2004.

ANNUAL GENERAL MEETING

The 2004 Annual General Meeting of the Company will be held on Thursday, 9th December 2004 and the Notice of Annual General Meeting will be published and despatched in the manner as required by the Listing Rules in due course.

CLOSING OF REGISTER OF MEMBERS

The Register of Members will be closed from Thursday, 2nd December, 2004 to Thursday, 9th December, 2004 (both days inclusive). In order to establish entitlements to the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Wednesday, 1st December, 2004.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the year ended 30th June, 2004. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the period.

AUDIT COMMITTEE

The annual results for the year have been reviewed by the Audit Committee of the Company. The Group's consolidated financial statements have been audited by the Company's auditors, Deloitte Touche Tohmatsu, and they have issued an unqualified opinion.

CODE OF BEST PRACTICE

In the opinion of the directors, during the relevant accounting period, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules except that the non-executive directors were not appointed for specific terms. However, the non-executive directors are subject to retirement by rotation and re-election at the annual general meetings in accordance with the Company's Articles of Association.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Code of Conduct regarding securities transactions by directors as set out in Appendix 10 to the Listing Rules during the relevant accounting period and all directors have complied with the required standard of dealings set out therein.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") will be published on the Stock Exchange's website and the Group's website www.shkp.com in due course. Printed copies will be sent to shareholders before the end of October 2004.

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary

Hong Kong, 23rd September, 2004

As at the date of this announcement, the Board of Directors comprises of eight Executive Directors, being KWOK Ping-sheung, Walter, KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; five Non-Executive Directors, being LEE Shau-kee, WOO Po-shing, KWAN Cheuk-yin, William, LO Chiu-chun, Clement and LAW King-wan; and two Independent Non-Executive Directors, being CHUNG Sze-yuen and FUNG Kwok-king, Victor.